Exhibit I
CRUDE CARRIERS CORP. REPORTS ADDITIONAL MANAGEMENT SHARE PURCHASES
ATHENS, Greece, March 24, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that on Tuesday, March 23, 2010, the Company’s Chairman and Chief Executive Officer, Mr. Evangelos Marinakis, purchased 30,000 shares of Crude Carriers’ common stock at a cost basis of $16.63 per share.
As previously announced, on Monday, March 22, 2010, Mr. Evangelos Marinakis purchased 70,000 shares of Crude Carriers’ common stock at a cost basis of $16.22 per share and on Friday, March 19, 2010, the Company’s President, Mr. Ioannis Lazaridis purchased 5,000 shares at a cost basis of $16.25 per share and the Company’s Chief Financial Officer, Mr. Jerry Kalogiratos, also purchased 3,000 shares of common stock at a cost basis of $16.21 per share.
All transactions were completed on the open market.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company contacts:	Investor Relations / Media:

Ioannis Lazaridis, President	Nicolas Bornozis, President
+30 (210) 4584 950	Capital Link, Inc.
i.lazaridis@crudecarrierscorp.com	230 Park Avenue — Suite 1536
New York, NY 10160, USA
Jerry Kalogiratos, CFO	Tel: (212) 661-7566
+30 (210) 4584 950	Fax: (212) 661-7526
j.kalogiratos@crudecarrierscorp.com	E-mail: crudecarriers@capitallink.com

www.capitallink.com